Exhibit 99.2

BROOKFIELD PROPERTY FINANCE ULC

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

Second Supplemental Indenture

Dated as of January 15, 2020

to

First Supplemental

Indenture

Dated as of July 3, 2018

THIS SECOND SUPPLEMENTAL INDENTURE, dated as of January 15, 2020 (this “Supplemental Indenture”), to the First Supplemental Indenture, dated as of July 3, 2018 (the “First Supplemental Indenture”), between Brookfield Property Finance ULC (the “Issuer”), an unlimited liability company formed under the laws of Alberta, and Computershare Trust Company of Canada (the “Trustee”), a trust company organized under the laws of Canada, as trustee, as further supplemented by a supplemental indenture dated October 19, 2018 (the “First Supplemental Indenture to the First Supplemental Indenture”) and as amended by an amendment to the First Supplemental Indenture dated as of November 26, 2018 (the “Amendment”) to the Indenture, dated as of July 3, 2018, by and among the Issuer and the Trustee (the “Original Indenture”, the Original Indenture, as supplemented by the First Supplemental Indenture, as further supplemented by the First Supplemental Indenture to the First Supplemental Indenture, as amended by the Amendment and as further supplemented hereby, being referred to herein as the “Indenture”).

WITNESSETH

WHEREAS, the Issuer has duly authorized, as a separate series of Notes under the Original Indenture, its 4.346% Notes due 2023 (the “2023 Notes”);

WHEREAS, by the First Supplemental Indenture, provision was made for the issuance of $300,000,000 principal amount of 2023 Notes under the Original Indenture as supplemented by the First Supplemental Indenture, all of which were issued on the date of the First Supplemental Indenture (the “July Notes”);

WHEREAS, by the First Supplemental Indenture to the First Supplemental Indenture, provision was made for the issuance of an additional $100,000,000 principal amount of 2023 Notes under the Original Indenture as supplemented by the First Supplemental Indenture, as further supplemented by the First Supplemental Indenture to the First Supplemental Indenture, all of which were issued on the date of the First Supplemental Indenture to the First Supplemental Indenture (the “October Notes”, and together with the July Notes, the “Original Notes”);

WHEREAS, Section 2.2 of the First Supplemental Indenture permits the issuance of additional 2023 Notes, without the consent of the holders of the Original Notes but with the consent of all of the Guarantors, having the same terms and conditions in all respects as the July Notes except for the issue date, the issue price and the first payment of interest thereon, to be consolidated with and form a single series with the July Notes;

WHEREAS, the Issuer has duly authorized the execution and delivery of this Supplemental Indenture for the purpose of providing for the issuance of an additional $100,000,000 principal amount of 2023 Notes under the Indenture (the “New Notes”) in accordance with Section 2.2 of the First Supplemental Indenture;

WHEREAS, the Guarantors have consented to and approved the issuance of the New Notes;

WHEREAS, the Issuer is not in default under the Original Indenture;

WHEREAS, all things necessary to make this Supplemental Indenture a valid agreement according to its terms have been done; and

WHEREAS, the foregoing recitals are made as statements of fact by the Issuer and not by the Trustee;

NOW, THEREFORE, THIS SUPPLEMENTAL INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the New Notes by the Holders thereof, it is mutually agreed, for the equal and proportionate benefit of all Holders of the New Notes, as follows:

ARTICLE 1
DEFINITIONS AND OTHER PROVISIONS
OF GENERAL APPLICATION

Section 1.1                                   Definitions

All terms and expressions used herein shall have the same meanings as corresponding expressions defined in the Original Indenture, as supplemented by the First Supplemental Indenture, the First Supplemental Indenture to the First Supplemental Indenture, as amended by the Amendment and as further supplemented hereby.

Section 1.2                                   To Be Read with Original Indenture

This Supplemental Indenture is a supplemental indenture within the meaning of the Original Indenture, and the Original Indenture, as supplemented by the First Supplemental Indenture, the First Supplemental Indenture to the First Supplemental Indenture, as amended by the Amendment and as supplemented by this Supplemental Indenture, shall be read together and shall have effect, so far as practicable, as though all the provisions of the Original Indenture, the First Supplemental Indenture, the First Supplemental Indenture to the First Supplemental Indenture, the Amendment and this Supplemental Indenture were contained in one instrument.

Section 1.3                                   Currency

Except where expressly provided, all amounts in this Supplemental Indenture are stated in Canadian currency.

ARTICLE 2
THE NEW NOTES

Section 2.1                                   Designation

There is hereby authorized to be issued under the Original Indenture, as supplemented by the First Supplemental Indenture, the First Supplemental Indenture to the First Supplemental Indenture, as amended by the Amendment, the New Notes, the terms and conditions of which are the same in all respects as the Original Notes, except for the issue date and the issue price, and which will be consolidated to form a single series and be fully fungible with the Original Notes and designated as “4.346% Brookfield Property Finance ULC Notes due 2023”. All New Notes issued under the Indenture will, when issued, be considered 2023 Notes for all purposes under the Original Indenture, as supplemented by the First Supplemental Indenture, the First Supplemental Indenture to the First Supplemental Indenture, as amended by the Amendment and will be subject and take the benefit of all the terms, conditions and provisions of the Original Indenture, as supplemented by the First Supplemental Indenture, the First Supplemental Indenture to the First Supplemental Indenture and as amended by the Amendment.

Section 2.2                                   Limit of Aggregate Principal Amount

The aggregate principal amount of New Notes that may be authenticated and delivered pursuant to this Supplemental Indenture (except for New Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes pursuant to Section 3.4, 3.5, 3.7, 8.5 or 10.7 of the Original Indenture and except for any New Notes which, pursuant to the last sentence of Section 3.3 of the Original Indenture, are deemed never to have been authenticated and delivered) shall initially be limited to $100,000,000 all of which have been issued hereunder. The Issuer may from time to time, without the consent of the holders of the 2023 Notes but with the consent of the all of the Guarantors, create and issue further notes (in addition to the Original Notes and the New Notes) having the same terms and conditions in all respects as the 2023 Notes except for the issue date, the issue price and the first payment of interest thereon.  Additional notes issued in this manner will be consolidated with and will form a single series with the 2023 Notes.

ARTICLE 3
MISCELLANEOUS

Section 3.1                                   Ratification of the Original Indenture, the First Supplemental Indenture, the First Supplemental Indenture to the First Supplemental Indenture and the Amendment

The Original Indenture, as supplemented by the First Supplemental Indenture, the First Supplemental Indenture to the First Supplemental Indenture, as amended by the Amendment and as supplemented by this Supplemental Indenture, is in all respects ratified and confirmed, and this Supplemental Indenture shall be deemed part of the Indenture in the manner and to the extent herein and therein provided.

Section 3.2                                   Governing Law

This Supplemental Indenture and the New Notes shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario and shall be treated in all respects as Ontario contracts.

Section 3.3                                   Separability

In case any one or more of the provisions contained in this Supplemental Indenture or in the New Notes shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Supplemental Indenture or of the New Notes, but this Supplemental Indenture and the New

Notes shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein or therein.

Section 3.4                                   Counterparts

This Supplemental Indenture may be executed in several counterparts, each of which once executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. This Supplemental Indenture may be executed and delivered by facsimile or other electronic transmission of a counterpart hereof being a manual, facsimile or other electronic signature.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to the First Supplemental Indenture to be duly executed as of the day and year first above written.

BROOKFIELD PROPERTY FINANCE ULC

By:	/s/ Michelle Seto
	Name:	Michelle Seto
	Title:	Assistant Corporate Counsel

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	/s/ Yana Nedyalkova
	Name:	Yana Nedyalkova
	Title:	Corporate Trust Officer

By:	/s/ Robert Morrison
	Name:	Robert Morrison
	Title:	Corporate Trust Officer

[Signature Page to Second Supplemental Indenture to First Supplemental Indenture]